Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 19, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD077 DATED                     , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

Citigroup Funding Inc.

Stock Market Upturn NotesSM

Based Upon the MSCI EAFE Index®

Due                     , 2008

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the notes prior to maturity.

■	You will receive at maturity for each note you hold an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.

■	The index return amount will be based on the percentage change of the MSCI EAFE Index during the term of the notes.

■

If the MSCI EAFE Index increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a maximum index return that is expected to be between approximately 6.00% to 6.67% (to be determined on the date the notes are priced for initial sale to the public), in the MSCI EAFE Index, and (c) a participation rate that is expected to be 300%. Because of the maximum index return, the index return amount will not exceed between approximately 18% to 20% of the principal amount and the amount you receive at maturity will not exceed approximately $         per note.

■

If the MSCI EAFE Index decreases, the index return amount will be negative and will equal the product of (a) $10 and (b) the percentage decrease in the MSCI EAFE Index. If the index return amount is negative, the amount you receive at maturity will be less than the $10 principal amount per note and could be zero.

■	If there is no change in the MSCI EAFE Index, the index return amount will be zero and the amount you receive at maturity will be $10 per note.

■	The notes are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the notes.

■	We will apply to list the notes on the American Stock Exchange under the symbol “SMU,” but we cannot assure you that the notes will be approved for listing.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

“MSCI EAFE Index®,” “Morgan Stanley Capital International” and “the MSCI Indexes” are service marks of Morgan Stanley Capital International, Inc. (MSCI) and have been licensed for use by Citigroup Global Markets, Inc., Citigroup Funding Inc.’s affiliate. The notes have not been passed on by MSCI as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by MSCI and MSCI makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total
Public Offering Price	$10.00	$
Agent’s Discount	$0.225	$
Proceeds to Citigroup Funding Inc.	$	$

The agent expects to deliver the ELKS to purchasers on or about                     , 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes pay an amount at maturity that will depend on the percentage increase or decrease in the ending value of the MSCI EAFE Index from its starting value. The notes are not principal protected. If the ending value of the MSCI EAFE Index is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than the amount of your original investment in the notes. If the ending value of the MSCI EAFE Index is greater than its starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. If the ending value of the MSCI EAFE Index exceeds its starting value by up to approximately 6.00% to 6.67% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date), the appreciation on an investment in the notes will be three times the return on an instrument directly linked to the MSCI EAFE Index because of the upside participation rate of 300%. However, because the maximum index return limits the index return amount you can receive at maturity to approximately 18% to 20% of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than $             per note.

The notes mature on             , 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Notes?

We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI EAFE Index.

What Will I Receive at Maturity of the Notes?

The notes will mature on             , 2008. At maturity, you will receive for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the amount you receive at maturity could be less than the $10 principal amount per note and could be zero.

How Is the Index Return Amount Defined?

The index return amount will be based on the index return of the MSCI EAFE Index. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value - Starting Value

Starting Value

provided that the index return will be subject to a maximum index return of approximately 6.00% to 6.67% (to be determined on the pricing date).

The starting value will equal the closing value of the MSCI EAFE Index on the pricing date.

The ending value will be the closing value of the MSCI EAFE Index on the third index business day before the maturity date.

How Will the Index Return Amount be Calculated?

The calculation of the index return amount will depend on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal:

$10 * Index Return * Upside Participation Rate

The upside participation rate is expected to be 300%. Because the index return will be capped at approximately 6.00% to 6.67% (to be determined on the pricing date), if the value of the MSCI EAFE Index increases by more than this amount, the maximum index return will limit your participation in the appreciation of the index to approximately 18% to 20% and the amount you receive at maturity will not exceed $             per note.

•	If the index return is zero, the index return amount will be zero and the amount you receive at maturity will be $10 per note.

•	If the index return is negative, the index return amount will equal:

$10 * Index Return

Thus, if the MSCI EAFE Index decreases, the index return and index return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be zero.

How Will the Index Return Amount Compare to the Performance of the MSCI EAFE Index?

The amount payable to you at maturity is dependent upon the performance of the MSCI EAFE Index. However, due to the maximum index return, you may receive a return that is less than, or due to the upside participation rate, greater than an instrument directly linked to the MSCI EAFE Index. The following examples assume that the instrument directly linked to the index does not take into consideration the value of any dividends paid on the stocks underlying the index.

•

If the MSCI EAFE Index increases by more than approximately 6.00% to 6.67% (to be determined on the pricing date) during this period, the maximum index return will limit your participation in the index’s appreciation to approximately 18% to 20%. For increases in the value of the index of more than approximately 18% to 20%, therefore, the notes provide less appreciation than an investment in an instrument directly linked to the index.

•

If the MSCI EAFE Index increases by approximately 6.00% to 6.67% (to be determined on the pricing date) during this period, the upside participation rate will increase your participation in the index’s appreciation to approximately 18% to 20%. For increases in the value of the index equal to or greater than approximately 6.00% to 6.67% and less than approximately 18% to 20%, therefore, the notes provide more appreciation than an investment in an instrument directly linked to the index. For an increase in the value of the index of approximately 18% to 20%, an investment in the notes provides the same appreciation as an investment in an instrument directly linked to the index.

•

If the MSCI EAFE Index increases by less than approximately 6.00% to 6.67% (to be determined on the pricing date) during this period, the upside participation rate of 300% will increase your participation in the index’s appreciation. For increases in the value of the index of less than approximately 6.00% to 6.67%, therefore, the notes provide three times the appreciation of an investment in an instrument directly linked to the index.

•

If the MSCI EAFE Index decreases during this period, the index return and index return amount will be negative. Because there is no limit on depreciation, you will participate in all depreciation in the value of the index.

For more specific information about the “index return amount,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Notes — Index Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Capital?

If the ending value of the MSCI EAFE Index is less than its starting value, at maturity you will receive less than the original principal amount of the notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the index is greater than its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to “Risk Factors Relating to the Notes — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical amounts you could receive at maturity, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the MSCI EAFE Index and What Does It Measure?

Unless otherwise stated, all information on the MSCI EAFE Index provided in this pricing supplement is derived from Morgan Stanley Capital International, Inc., which we refer to as MSCI, or other publicly available sources. The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country. The identity and country weight of the five largest countries represented in the MSCI EAFE Index as of December 30, 2006 were as follows: United Kingdom (23.59%), Japan (22.39%), France (9.54%), Germany (7.34%) and Switzerland (6.8%). Current information regarding the market value of the MSCI EAFE Index is published daily by MSCI and through multiple vendors and in real time every 60 seconds through Reuters and Bloomberg. The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the MSCI EAFE Index.

How Has the MSCI EAFE Index Performed Historically?

We have provided a table showing the closing values of the MSCI EAFE Index on the last index business day of each month from January 2002 to January 2007 and a graph showing the monthly closing values of the MSCI EAFE Index from January 2002 through January 2007. You can find the table and the graph in the section “Description of the MSCI EAFE Index — Historical Data on the MSCI EAFE Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the MSCI EAFE Index in recent years. However, past performance is not indicative of how the MSCI EAFE Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the MSCI EAFE Index Is Not an Indication of the Future Performance of the MSCI EAFE Index” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the Notes?

In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the MSCI EAFE Index at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the notes generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the notes on the American Stock Exchange under the symbol “SMU,” but we cannot assure you that the notes will be approved for listing. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the notes should the notes not be approved for listing. You should be aware that the listing of the notes on the American Stock Exchange does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the MSCI EAFE Index or in other instruments, such as options, swaps or futures, based upon the MSCI EAFE Index or the stocks underlying the MSCI EAFE Index. This hedging activity could affect the value of the MSCI EAFE Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the Notes?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the amount you receive at maturity will be based on the closing value of the MSCI EAFE Index on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the MSCI EAFE Index and other events that are difficult to predict and beyond our control.

Your Investment in the Notes May Result in a Loss if the Value of the MSCI EAFE Index Declines

The amount you receive at maturity will depend on the closing value of the MSCI EAFE Index on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the MSCI EAFE Index is less than the starting value of the MSCI EAFE Index, the amount you receive at maturity for each note will be less than the $10 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss. This will be true even if the value of the MSCI EAFE Index at any point during the term of the notes exceeds the starting value of the MSCI EAFE Index.

The Appreciation of Your Investment in the Notes Will Be Capped

As a result of the maximum index return of approximately 6.00% and 6.67% (to be determined on the pricing date), the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the MSCI EAFE Index. Even with an upside participation rate of 300%, the maximum index return will operate to limit the portion of any appreciation in the value of the MSCI EAFE Index in which you will participate to approximately 18% to 20% of the principal amount of the notes. If the ending value of the MSCI EAFE Index exceeds the starting value by more than approximately 18% to 20%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the MSCI EAFE Index or an investment in an instrument that was directly linked to the MSCI EAFE Index but was not subject to a maximum index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the MSCI EAFE Index is less than              (an increase of             % from the starting value of the MSCI EAFE Index), the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the MSCI EAFE Index.

The Historical Performance of the MSCI EAFE Index Is Not an Indication of the Future Performance of the MSCI EAFE Index

The historical performance of the MSCI EAFE Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the MSCI EAFE Index during the term of the notes. Changes in value of the MSCI EAFE Index will affect the trading price of the notes, but it is impossible to predict whether the value of the MSCI EAFE Index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the MSCI EAFE Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the MSCI EAFE Index because MSCI calculates the MSCI EAFE Index by reference to the prices of the stocks comprising the MSCI EAFE Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the MSCI EAFE Index even if the ending value of the MSCI EAFE Index is greater than its starting value.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the MSCI EAFE Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the MSCI EAFE Index.    We expect that the market value of the notes will depend substantially on the relationship between the closing value of the MSCI EAFE Index on the pricing date and the future value of the MSCI EAFE Index. However, changes in the value of the MSCI EAFE Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the MSCI EAFE Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the MSCI EAFE Index will continue to fluctuate from that time to the time when the ending value of the MSCI EAFE Index is determined. If you choose to sell your notes when the value of the MSCI EAFE Index is below the closing value of the index on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the underlying stocks of the MSCI EAFE Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the MSCI EAFE Index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the MSCI EAFE Index.

Volatility of the MSCI EAFE Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the MSCI EAFE Index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Comprising the MSCI EAFE Index.    General economic conditions and earnings results of the companies whose common stocks comprise the MSCI EAFE Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the MSCI EAFE Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the MSCI EAFE Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the MSCI EAFE Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the MSCI EAFE Index or in other instruments, such as options, swaps or futures, based upon the MSCI EAFE Index or the stocks underlying the MSCI EAFE Index. This hedging activity could affect the value of the MSCI EAFE Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the MSCI EAFE Index.

Foreign Jurisdictions

All of the underlying stocks that constitute the MSCI EAFE Index are listed on foreign stock exchanges. You should be aware that investments in securities, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the MSCI EAFE Index and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the underlying stocks are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the MSCI EAFE Index may be limited by price limitations on, or suspensions of trading of, individual underlying stocks, which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

Prices of the underlying stocks are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. We will apply to list the notes on the American Stock Exchange under the symbol “SMU,” but we cannot assure you that the notes will be approved for listing. Citigroup Global Markets currently intends, but is not obligated, to make an over-the-counter market in the notes should the notes not be approved for listing. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May be Affected by Purchases and Sales of the Stocks Underlying the MSCI EAFE Index or Derivative Instruments Related to the MSCI EAFE Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the underlying stocks of the MSCI EAFE Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the MSCI EAFE Index and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Stock Market Upturn NotesSM supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Stock Market Upturn Notes Based Upon the MSCI EAFE Index (the “Notes”) pay an amount at maturity that will depend on the percentage increase or decrease in the Ending Value of the MSCI EAFE Index from its Starting Value. The Notes are not principal-protected. If the Ending Value of the MSCI EAFE Index is less than its Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value of the index from its Starting Value, in which event you will receive less than the amount of your original investment in the Notes. If the Ending Value of the MSCI EAFE Index is greater than its Starting Value, the amount you receive at maturity will be greater than the amount of your original investment in the Notes. If the Ending Value of the MSCI EAFE Index exceeds its Starting Value by a maximum index return of approximately 6.00% to 6.67% (to be determined on the Pricing Date) or less, the appreciation on an investment in the Notes will be three times the return on an instrument directly linked to the MSCI EAFE Index because of the Upside Participation Rate of 300%. However, because the maximum Index Return limits the Index Return Amount you can receive at maturity to approximately 18% to 20% of the principal amount of the Notes, in no circumstances will the amount you receive at maturity be more than $             per Note.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on             , 2008, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below, which may be positive, zero or negative. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the MSCI EAFE Index.

Determination of the Amount to be Received at Maturity

The Notes will mature on             , 2008. At maturity, you will receive for each Note a payment equal to the sum of the initial principal amount of $10 per Note plus the Index Return Amount, which may be positive, zero or negative.

Index Return Amount

The Index Return Amount will be based on the Index Return of the MSCI EAFE Index. The Index Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value - Starting Value

Starting Value

provided that the Index Return will be subject to a maximum Index Return of approximately 6.00% to 6.67% (to be determined on the Pricing Date).

The “Starting Value” will equal the closing value of the MSCI EAFE Index on the Pricing Date.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public.

The “Ending Value” will be the closing value of the MSCI EAFE Index on the third Index Business Day before the maturity date.

The calculation of the Index Return Amount will depend on whether the Index Return is positive, zero or negative:

•	If the Index Return is positive, the Index Return Amount will equal:

$10 * Index Return * Upside Participation Rate

The Upside Participation Rate is expected to be 300%. Because the Index Return will be capped at approximately 6.00% to 6.67% (to be determined on the Pricing Date), if the value of the MSCI EAFE Index increases by more than this amount, the maximum index return will limit your participation in the appreciation of the index to approximately 18% to 20% and the amount you receive at maturity will not exceed $             per Note.

•	If the Index Return is zero, the Index Return Amount will be zero and the amount you receive at maturity will be the $10 principal amount per Note.

•	If the Index Return is negative, the Index Return Amount will equal:

$10 * Index Return

Thus, if the MSCI EAFE Index decreases, the Index Return and Index Return Amount will be negative and the amount you receive at maturity will be less than the $10 principal amount per Note and could be zero.

If no closing value of the MSCI EAFE Index is available on the third business day before maturity because of a Market Disruption Event or otherwise, the value of the MSCI EAFE Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the MSCI EAFE Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the MSCI EAFE Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the MSCI EAFE Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the MSCI EAFE Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the MSCI EAFE Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the MSCI EAFE Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the MSCI EAFE Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the MSCI EAFE Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI EAFE Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI EAFE Index will be based on a comparison of the portion of the value of the MSCI EAFE Index attributable to that security relative to the overall value of the MSCI EAFE Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the MSCI EAFE Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the MSCI EAFE Index on the amounts you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Maximum Index Return: 6.33%

•	Starting Value: 2,124.91

•	Upside Participation Rate: 300%

•	Annualized dividend yield of the MSCI EAFE Index: 2.06%

•	Maturity: 1.5 years

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Index Return Amount which, in turn, will depend on the actual Starting Value, Ending Value, maximum Index Return and Upside Participation Rate determined by the calculation agent as provided in this pricing supplement.

Ending Value	Price Return on the Index	Total Return on the Index*	Total Return on the Notes	Index Return Amount on Notes		Maturity Payment per Note
0	-100.00%	-96.91%	-100.00%	-$	10.00	$0.00
1062	-50.00%	-46.91%	-50.00%	-$	5.00	$5.00
1594	-25.00%	-21.91%	-25.00%	-$	2.50	$7.50
1647	-22.50%	-19.41%	-22.50%	-$	2.25	$7.75
1700	-20.00%	-16.91%	-20.00%	-$	2.00	$8.00
1753	-17.50%	-14.41%	-17.50%	-$	1.75	$8.25
1806	-15.00%	-11.91%	-15.00%	-$	1.50	$8.50
1859	-12.50%	-9.41%	-12.50%	-$	1.25	$8.75
1912	-10.00%	-6.91%	-10.00%	-$	1.00	$9.00
1966	-7.50%	-4.41%	-7.50%	-$	0.75	$9.25
2019	-5.00%	-1.91%	-5.00%	-$	0.50	$9.50
2072	-2.50%	0.59%	-2.50%	-$	0.25	$9.75
2125	0.00%	3.09%	0.00%		$0.00	$10.00
2178	2.50%	5.59%	7.50%		$0.75	$10.75
2231	5.00%	8.09%	15.00%		$1.50	$11.50
2284	7.50%	10.59%	19.00%		$1.90	$11.90
2337	10.00%	13.09%	19.00%		$1.90	$11.90
2391	12.50%	15.59%	19.00%		$1.90	$11.90
2444	15.00%	18.09%	19.00%		$1.90	$11.90
2497	17.50%	20.59%	19.00%		$1.90	$11.90
2550	20.00%	23.09%	19.00%		$1.90	$11.90
2603	22.50%	25.59%	19.00%		$1.90	$11.90
2656	25.00%	28.09%	19.00%		$1.90	$11.90
2709	27.50%	30.59%	19.00%		$1.90	$11.90
2762	30.00%	33.09%	19.00%		$1.90	$11.90
2816	32.50%	35.59%	19.00%		$1.90	$11.90
2869	35.00%	38.09%	19.00%		$1.90	$11.90

*	Assumes dividend yield on the Index is compounded annually and not re-invested.

Discontinuance of the MSCI EAFE Index

If MSCI discontinues publication of the MSCI EAFE Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI EAFE Index, then the value of the MSCI EAFE Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If MSCI discontinues publication of the MSCI EAFE Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the MSCI EAFE Index, the value to be substituted for the MSCI EAFE Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI EAFE Index prior to any such discontinuance.

If MSCI discontinues publication of the MSCI EAFE Index prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI EAFE Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the MSCI EAFE Index as described above, the successor index or value will be substituted for the MSCI EAFE Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the MSCI EAFE Index or any successor index is changed in any material respect, or if the MSCI EAFE Index or any successor index is in any other way modified so that the value of the MSCI EAFE Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI EAFE Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the MSCI EAFE Index or the successor index. Accordingly, if the method of calculating the MSCI EAFE Index or any successor index is modified so that the value of the MSCI EAFE Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the amount to be received at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a Note will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of a beneficial owner of a Note will be capped at the cash equivalent of the amount to be received at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE MSCI EAFE INDEX®

General

Unless otherwise stated, we have derived all information regarding the MSCI EAFE Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from MSCI, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by MSCI. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI EAFE Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the MSCI EAFE Index.

The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country. The identity and country weight of the five largest countries represented in the MSCI EAFE Index as of December 30, 2006 were as follows: United Kingdom (23.69%), Japan (22.39%), France (9.54%), Germany (7.34%) and Switzerland (6.8%). Current information regarding the market value of the MSCI EAFE Index is published daily by MSCI and through multiple vendors and in real time every 60 seconds through Reuters and Bloomberg.

The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

THE MSCI EAFE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI EAFE Index

Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the MSCI EAFE Component Securities for each MSCI EAFE Component Country Index is based on the following guidelines:

(i)	Define the universe of listed securities within each country;

(ii)	Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii)	Classify securities into industry groups under the Global Industry Classification Standard (GICS); and

(iv)	Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in MSCI’ s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI may add additional MSCI EAFE component country indices to the MSCI EAFE Index or subtract one or more of its current MSCI EAFE component country indices prior to the expiration of the Notes. Any such adjustments are made to the MSCI EAFE Index so that the value of the MSCI EAFE Index at the effective date of such change is the same as it was immediately prior to such change.

Each MSCI EAFE component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each MSCI EAFE component country index, emphasis is also placed on its continuity and on minimizing turnover in the MSCI EAFE Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full MSCI EAFE component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE Index at the time of their actual occurrence and that should not wait until the annual full MSCI EAFE component country index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI EAFE component securities from a MSCI EAFE component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to MSCI EAFE component securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for MSCI EAFE component securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for MSCI EAFE component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full MSCI EAFE component country Index review includes a reappraisal of the free float-adjusted industry group representation within a country relative to the 85% target, a detailed review of the shareholder information used to estimate free float for MSCI EAFE component securities and non-MSCI EAFE component securities, updating the minimum size guidelines for new and existing MSCI EAFE component securities, as well as changes typically considered for quarterly index reviews. During a full MSCI EAFE component country Index review, securities may be added or deleted from a MSCI EAFE component country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for MSCI EAFE component securities changes during quarterly index reviews as discussed above. The results of the annual full MSCI EAFE component country Index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the MSCI EAFE component country Indices is reflected in the MSCI EAFE Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical Data on the MSCI EAFE Index

The following table sets forth the value of the MSCI EAFE Index at the end of each month in the period from January 2002 through January 2007. These historical data on the MSCI EAFE Index are not indicative of the future performance of the MSCI EAFE Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the MSCI EAFE Index during any period set forth below is not an indication that the MSCI EAFE Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1093.11	912.39	1306.43	1486.97	1782.57	2087.68
February	1099.39	889.82	1334.96	1548.60	1776.42
March	1155.6	868.55	1337.07	1503.85	1827.65
April	1160.74	950.03	1302.92	1462.87	1910.15
May	1171.51	1003.78	1302.04	1457.36	1826.73
June	1123.01	1025.74	1327.97	1473.72	1822.88
July	1011.34	1049.47	1283.96	1518.15	1839.66
August	1006.55	1072.14	1286.26	1552.51	1885.49
September	897.05	1103.39	1318.03	1618.84	1885.26
October	944.62	1171.47	1362.19	1570.83	1957.64
November	986.38	1195.82	1452.59	1606.14	2012.31
December	952.65	1288.77	1515.48	1680.13	2074.48

The closing value of the MSCI EAFE Index on February 16, 2007 was 2,161.259.

Historical Closing Values

The following graph illustrates the historical performance of the MSCI EAFE Index based on the monthly closing value thereof from January 2002 through January 2007. Past movements of the index are not indicative of future index values.

License Agreement

MSCI and Citigroup Global Markets Inc., Citigroup Funding’s affiliate, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use the MSCI EAFE Index in connection with certain securities, including the Notes. We are required to include the following legend below.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. (“MSCI”), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATE AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES (LICENSEE). NEITHER MSCI, ANY OF ITS AFFILIATE NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING OF ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUES OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING

ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

The following discussion assumes that none of the companies included in the MSCI EAFE Index is or will become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes would differ significantly from the consequences described below.

No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, PROSPECTIVE INVESTORS (INCLUDING TAX-EXEMPT INVESTORS) IN THE NOTES SHOULD CONSULT THEIR TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the MSCI EAFE Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.)

Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes, assuming none of the companies included in the MSCI EAFE Index is and will not become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Backup Withholding and Information Reporting

A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (            Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $             per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Funding will apply to list the Notes on the American Stock Exchange under the symbol “SMU,” but we cannot assure you that the Notes will be approved for listing.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the MSCI EAFE Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the

Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Stock Market Upturn NotesSM

Based Upon the MSCI EAFE Index

Due                     , 2008

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)